

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2024

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

> **Re: Aigo Holding Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 26, 2024**
> **CIK No. 0002025255**

Dear Fufei Lin:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 26, 2024
Cover Page

1. We note your response to prior comment 5, particularly that your added disclosure speaks to "...our cash...held in subsidiaries in mainland China or Hong Kong..." Please revise so that this statement also refers to cash <u>in</u> mainland China or Hong Kong, rather than only cash held in subsidiaries in mainland China or Hong Kong. Make conforming revisions where this statement appears in the prospectus summary and risk factors.

2. We note your disclosure in response to prior comment 35 that your subsidiaries in Hong Kong are "intermediate entities that facilitate [y]our supply logistics." Please clarify the extent of the business operations of your Hong Kong subsidiaries. In this regard, your

corporate structure diagram at page 52 suggests that operations are not conducted through these entities, but it is unclear whether "facilitat[ing]" logistics involves business operations.

Prospectus Summary
Our Corporate History and Structure, page 2

3. Please contextualize the revisions to your corporate structure diagram in response to prior comment 11 by providing a key or narrative disclosure that explains what the shading of various boxes denotes. For example, explain, if true, that the lighter shaded boxes signify the entities through which your operations are conducted.

Risks related to our Company
Risks related to our legal and regulatory environment, page 5

4. We note your response to prior comment 10. Please revise your disclosure regarding risks and uncertainties from the legal system in China to state clearly that rules and regulations in China can change quickly with little advance notice. Additionally, where you disclose that the PRC government "may influence or intervene in [y]our operations at any time," please further state that it may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

5. You disclose that you and your subsidiaries are "not currently covered by permission requirements from...the CAC." Please discuss in this section how you came to this conclusion, why that is the case, and the basis on which you made the determination that CAC permissions are not required. Additionally, we note your revisions in response to prior comment 14. Please revise to clearly indicate, if true, that you are relying upon an opinion of PRC counsel Dacheng with respect to your statements regarding permissions and approvals for your operations and to offer securities to foreign investors, rather than stating only that Dacheng has "advised [you]." Make similar revisions where PRC counsel is identified elsewhere, such as in your risk factor disclosure regarding the CAC at page 24.

Cash transfers and dividend distributions, page 9

6. Please further develop your disclosure in response to prior comment 12 to discuss each of the "currency exchange control measures" that may restrict the ability of your PRC subsidiaries to pay dividends to you. In this regard, we note that the "examples" of PRC restrictions provided in this section are applicable to transfers from the holding company to PRC subsidiaries, but there is little discussion of specific restrictions on payment of dividends by PRC subsidiaries and conversion of RMB into foreign currency, if applicable. As one example, the Enterprise Income Tax Law is identified as an applicable restriction at page 50 but not discussed here.

September 10, 2024
Page 3

Regulation, page 98

7.   We note your response to prior comment 29 and reissue. Please revise to describe the material effects that the government regulations identified in this section have on your business. In this regard, we note your disclosure that you have been advised by legal counsel that you are in compliance with such regulations in all material respects; however, Item 4.B.8 of Form 20-F requires a "description of...material effects," rather than confirmation of compliance.

Principal Shareholders, page 118

8.   We note your response to prior comment 31, but it appears that Xudong Shen is not included in the beneficial ownership table despite being a director of the company. Please revise to include Xudong Shen or explain why they are not included.

Related Party Transactions, page 120

9.   For each of the outstanding related party loans disclosed in this section, such as the amounts due to Aigotech Onsynk Limited, Aigou No. 2 (Pingtan) Investment Partnership (Limited Partnership), and Aigou No. 1 (Pingtan) Investment Partnership (Limited Partnership), please disclose the amount outstanding as of the latest practicable date, rather than solely as of December 31, 2023. Additionally, we note your disclosure of an amount due from the spouse of your Chairman and Chief Executive Officer, which is described at page F-27 as "amounts related to the loan for employee." Please tell us how you intend to comply with Section 13(k) of the Exchange Act with respect to this loan, or otherwise explain why this arrangement is not prohibited, if this is your view.

Exhibit Index, page II-4

10.   While we note your response to prior comment 30, please file each executive officer's personal employment agreement as an exhibit to the registration statement or explain why you are not required to do so. In this regard, the employment agreements appear to be "management contracts" within the meaning of Item 601(b)(10)(iii) of Regulation S-K and Instruction 2 to Item 601(b)(10).

        Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Yu Wang